UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

P3 Health Partners Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

744413 105

(CUSIP Number)

Michael J. Wilson

Chief Financial Officer and Chief Compliance Officer

Chicago Pacific Founders UGP, LLC

980 North Michigan Avenue, Suite 1998

Chicago, IL 60611

312-273-4750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	744413 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,001,834 (1) (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,053,646 (1) (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,001,834 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.05% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The aggregate number of non-economic Class V Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V Common Stock and the associated P3 LLC Units of the Issuer’s wholly owned operating subsidiary are redeemable at the Reporting Person’s option for the Issuer’s Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,001,834(2) (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 91,053,646(2) (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,001,834(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.05%(2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(2)

The aggregate number of non-economic Class V Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V Common Stock and the associated P3 LLC Units of the Issuer’s wholly owned operating subsidiary are redeemable at the Reporting Person’s option for the Issuer’s Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,183,984(3) (See Item 5 below)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,147,010(3) (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,183,984(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.61%(3)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)

The aggregate number of non-economic Class V Common Stock beneficially owned by the Reporting Person is treated as converted into Class A Common Stock for the purpose of this line item only. The shares of Class V Common Stock and the associated P3 LLC Units of the Issuer’s wholly owned operating subsidiary are redeemable at the Reporting Person’s option for the Issuer’s Class A Common Stock on a 1-for-1 basis subject to certain restrictions. The shares of Class V and Class A Common Stock vote as a single class

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders Fund-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,778,931
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,548,760
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,778,931
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.68%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chicago Pacific Founders Fund-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,953,586
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,460,466
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,953,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.32%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of P3 Health Partners Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2370 Corporate Circle, Suite 300, Henderson, NV 89074

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of (i) Chicago Pacific Founders UGP, LLC, a Delaware limited liability company (“Founders UGP”), (ii) Chicago Pacific Founders GP, L.P., a Delaware limited partnership (“Founders GP”), (iii) Chicago Pacific Founders Fund, L.P., a Delaware limited partnership (“Founders Fund LP”), (iv) Chicago Pacific Founders Fund-A, L.P., a Delaware limited partnership (“Founders Fund-A”), and (v) Chicago Pacific Founders Fund-B, L.P., a Delaware limited partnership (“Founders Fund-B”) (collectively, the “Reporting Persons”). The Reporting Persons do not include Mary Tolan, Lawrence Leisure, and Vance Vanier, the managers of Founders UGP.

Each of Mary Tolan, Lawrence Leisure and Vance Vanier is a United States citizen.

The business address for the Reporting Persons is 980 North Michigan Avenue, Suite 1998, Chicago, IL 60611.

Each of Founders Fund-A, Founders Fund-B and Founders Fund LP is engaged in the business of investing in securities.

Each of Founders UGP and Founders GP is principally engaged in the business of being a general partner or sole or managing member as described above and managing investments through other partnerships and limited liability companies.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On May 25, 2021, Foresight Acquisition Corp. (n/k/a P3 Health Partners Inc.)(the “Company”), P3 Health Group Holdings, LLC (“P3 Holdings”) and FAC Merger Sub LLC, a wholly-owned subsidiary of the Company (“Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) and (ii) the Company; FAC-A Merger Sub Corp. and FAC-B Merger Sub Corp. (together, the “Merger Corps”); CPF P3 Blocker-A, LLC and CPF P3 Blocker-B, LLC (together, the “Blockers”); CPF P3 Splitter, LLC (“Splitter”); Founders Fund-A; and Founders Fund-B entered into a transaction and combination agreement (the “Transaction and Combination Agreement” and, together with the Merger Agreement, the “Transaction Agreements”) pursuant to which, among other things, P3 Holdings on December 3, 2021 (“Closing”), merged with and into Merger Sub, with Merger Sub as the surviving company, which was renamed P3 Health Group, LLC (“P3 LLC”), and the Merger Corps merged with and into the Blockers, with the Blockers as the surviving entities and wholly-owned subsidiaries of the Company (collectively, the “Business Combinations”). Through the foregoing mergers and other related transactions, the Company and P3 Holdings were organized in an “Up-C” structure in which all of the P3 Holdings operating subsidiaries are held directly or indirectly by the P3 LLC as the surviving company.

At Closing, each of Lawrence B. Leisure, Mary Tolan, and Greg Kazarian were elected to the nine-member Board of Directors of the Company (the “CPF Directors”). Lawrence B. Leisure and Mary Tolan are Managing Partners of Chicago Pacific Founders, and Greg Kazarian is an Operating Partner of Chicago Pacific Founders. Neither Ms. Tolan nor Messrs. Leisure and Kazarian are deemed the beneficial owners of any of the Issuer’s securities held by the Reporting Persons.

The Mergers

Pursuant to the Transaction and Combination Agreement, Splitter (a member of P3 Holdings) made a liquidating distribution of its units in P3 Holdings to its members, which included the Blockers (the “Blocker Reorganization”). Following the Blocker Reorganization, the P3 Merger was effected, pursuant to which P3 Holdings merged into Merger Sub, with Merger Sub as the surviving company and the Company as its sole manager. Pursuant to the Transaction and Combination Agreement and immediately after the P3 Merger, Foresight acquired the Blockers by merging each Blocker with a Merger Corp, with the Blockers as the surviving entities (the “Blocker Mergers”). Pursuant to the Transaction and Combination Agreement, the surviving entity of each Blocker Merger was merged with and into the Company, with the Company as the surviving entity.

Merger Consideration and Conversion of Securities

In connection with the Business Combinations, in exchange for their equity interests in P3 Holdings, the Company issued to the Reporting Persons: (i) an aggregate of 8,732,517 shares of Class A Common Stock (including 723,291 shares of Class A Common Stock held by the escrow agent) pursuant to the Transaction and Combination Agreement and P3 LLC issued an aggregate 91,269,317 membership units in P3 LLC (the “P3 LLC Units”) (including 8,224,897 shares of P3 LLC Units held by the escrow agent), pursuant to the Merger Agreement. As contemplated in the Merger Agreement, on the Closing Date, Founders GP and Founders Fund LP subscribed to 91,269,317 shares of non-economic voting Class V Common Stock equal to the number of P3 LLC Units received in the P3 Merger (including 8,224,897 shares of Class V Common Stock held by the escrow agent) for subscription price equal to its par value of $0.0001 (which subscription price was offset against the merger consideration).

The shares of Class V Common Stock vote together with the shares of Class A common stock as a single class, with each share of Class A common stock and Class V Common Stock entitling the holder to one vote. The shares of Class V Common Stock are “stapled” to the P3 LLC Units, with the holders of P3 LLC Units (other than the Company) holding one share of Class V Common Stock for each P3 LLC Unit held.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Registration Rights and Lock-Up Agreement, discussed in Item 6 below, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their shares of Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer. Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the CPF Directors or any of the other individuals named in Item 2 above, have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a)

The ownership percentages set forth below are calculated pursuant to Rule 13d-3 of the Act and are based on an aggregate of 41,578,890 shares of Class A Common Stock outstanding as of December 3, 2021, as provided to the Reporting Persons by the Issuer, plus 202,024,923 shares of Class V Common Stock Common Stock outstanding as of such date. The Class A Common Stock and Class V Common Stock vote together as a single class.

Founders UGP is the general partner of Founders GP, the general partner of each of Founders Fund LP, Founders Fund-A, and Founders Fund-B. Founders UGP is deemed to be the beneficial owner of the securities of the Issuer held directly by each of the other entities listed in the table below. Founders UGP is managed by Mary Tolan, Lawrence Leisure and Vance Vanier.

In an amount equal to the shares of Class V Common Stock, the Reporting Persons also own associated 91,269,317 limited liability company units of (“P3 LLC Units”) of P3 Health Group, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (the “P3 LLC”). The P3 LLC Units are redeemable at any time by the Reporting Persons for, at the election of the Issuer, newly-issued Class A Common Stock of the Issuer on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each P3 LLC Unit redeemed. Upon the redemption of any P3 LLC Units, a number of shares of Class V Common Stock of the Issuer equal to the number of P3 LLC Units that are redeemed will be cancelled by the Issuer for no consideration.

As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of the shares of Class A and Class V Common Stock as set forth in the table below:

	Class A Common Stock		% of Class	Class V Common Stock(3)		% of Class	Total Voting Power(9)
Chicago Pacific Founders UGP, LLC(1)	8,732,517	(2)	21.00	91,269,317	(4)	45.18	41.05
Chicago Pacific Founders Fund LP	0		0	89,183,984	(5)	44.15	36.61
Chicago Pacific Founders GP, L.P.	0		0	2,085,333	(6)	1.03	0.86
Chicago Pacific Founders Fund-A, L.P.	2,778,931	(7)	6.68	0		0	1.14
Chicago Pacific Founders Fund-B, L.P.	5,953,586	(8)	14.32	0		0	2.44

(1)	Shares held indirectly through the subsidiary entities.
(2)	Included are 732,291 shares of Class A Common Stock subject to escrow (see Item 6).
(3)	Class V Common Stock entitles the holder thereof to one vote per share.
(4)	Included are 8,224,897 shares of Class V Common Stock subject to escrow (see Item 6).
(5)	Included are 8,036,974 shares of Class V Common Stock subject to escrow (see Item 6).
(6)	Included are 187,923 shares of Class V Common Stock subject to escrow (see Item 6).
(7)	Included are 230,171 shares of Class A Common Stock subject to escrow (see Item 6).
(8)	Included are 493,120 shares of Class A Common Stock subject to escrow (see Item 6).
(9)	Represents the percentage of voting power of the holders of Class A Common Stock and Class V Common Stock of the Company voting together as a single class.

(b)

Founders Fund-A has sole voting and dispositive power with respect to 2,548,760 shares of Class A Common Stock and sole voting power, but not dispositive power, over an additional 230,171 shares of Class A Common Stock which are held in escrow pending resolution of certain matters as discussed further in Item 6. Founders Fund-B has sole voting and dispositive power with respect to 5,460,466 shares of Class A Common Stock and sole voting power, but not dispositive power, over an additional 493,120 shares of Class A Common Stock which are held in escrow pending resolution of certain matters as discussed further in Item 6. Founders Fund LP has sole voting and dispositive power over 81,147,010 shares of Class V stock and sole voting power, but not dispositive power, over an additional 8,036,974 shares of Class V stock which are held in escrow pending resolution of certain matters as discussed further in Item 6. Founders GP is the general partner of each of Founders Fund, Founders Fund-A, and Founders Fund-B. As such, Founders GP has sole voting and dispositive power over the 8,009,226 shares of Class A Common Stock held directly by Founders Fund-A and Founders Fund-B, and sole voting and dispositive power the 81,147,010 shares of Class V stock held directly by Founders Fund and an additional 1,897,410 shares of Class V stock held directly by Founders GP. In addition, Founders GP has sole voting, but not dispositive, power over (i) the 723,291 shares of Class A Common Stock held in escrow for the benefit of Founders Fund-A and Founders Fund-B, (ii) the 8,036,974 shares of Class V stock held in escrow for the benefit of Founders Fund, and (iii) 187,923 shares of Class V stock which are held in escrow for the benefit of Founders GP pending resolution of certain matters as discussed further in Item 6. Founders UGP is the general partner of Founders GP. As such, Founders UGP has sole voting and discretionary power over the 8,009,226 shares of Class A Common Stock held directly by Founders Fund-A and Founders Fund-B, and sole voting and dispositive power the 83,044,420 shares of Class V stock held directly by Founders Fund and Founders GP. In addition Founders UGP has sole voting, but not dispositive, power over (i) the 723,291 shares of Class A Common Stock held in escrow for the benefit of Founders Fund-A and Founders Fund-B, (ii) the 8,224,897 shares of Class V stock held in escrow for the benefit of Founders Fund and Founders GP.

(c)	N/A

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4] is hereby incorporated by reference herein.

First Amendment to Transaction and Combination Agreement

On December 3, 2021, Foresight, the Merger Corps, the Blockers, Splitter and the Blocker Sellers entered into a First Amendment to the Transaction and Combination Agreement pursuant to which the Blocker Sellers acknowledged that a portion of the consideration otherwise payable to the Blocker Sellers under the Transaction and Combination Agreement was to be placed into escrow pursuant to the Escrow Agreement and the effect of certain other provisions of the Escrow Agreement.

Registration Rights and Lock-Up Agreement

In connection with the Business Combinations, on the Closing Date, the Company, Foresight Sponsor Group, LLC, Foresight’s sponsor (the “Sponsor”), and FA Co-Investment LLC, an affiliate of one of the underwriters in the IPO (together with the Sponsor, the “Sponsors”), certain of the former equityholders of P3 Health Group Holdings, including the Reporting Persons (the “P3 Sellers”), Brian Gamache, John Svoboda and Robert Zimmerman entered into that certain Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”).

At the Closing, the Sponsors, the Blocker Sellers, certain P3 Equityholders, Brian Gamache, John Svoboda and Robert Zimmerman (collectively, the “Holders”) and Foresight entered into the Registration Rights and Lock-Up Agreement. The Registration Rights and Lock-Up Agreement was entered into to: (i) amend, restate and replace the registration rights agreement entered into by Foresight with the Sponsors, Brian Gamache, John Svoboda and Robert Zimmerman on February 9, 2021, and (ii) provide registration rights to the Holders pursuant to which Foresight will be required to file a shelf registration statement to register the resale shares of Class A Common Stock or any other equity security held by the Holders upon the Closing, including the shares of Class A Common Stock issuable upon the future exchange of P3 LLC Units and shares of Class V Common Stock by such Holders, and the Private Placement Units and Working Capital Units (including the Foresight Warrants and Class A Common Stock included therein and the Class A Common Stock issuable upon exercise of the Foresight Warrants included therein), in each case held by them upon the Closing (collectively, “Registrable Securities”).

In addition, subject to certain requirements and customary conditions, the Holders may demand, at any time or from time to time, that Foresight file a shelf registration statement on Form S-3, or if Form S-3 is not available, a Form S-1 to register the Registrable Securities held by such Holders. The Registration Rights and Lock-Up Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Subject to certain exceptions, the Registration Rights and Lock-Up Agreement further provides for the Class A Common Stock, the Class V Common Stock and the Class A Common Stock issuable upon the future exchange of P3 LLC Units and shares of Class V Common Stock held by the P3 Equityholders and the Blocker Sellers after the Closing to be locked-up for a period of six months following the Closing, while the Class A Common Stock received by the Sponsors upon conversion of the Class B Common Stock on the Closing Date will be locked-up for a period of one year following the Closing, subject to earlier release upon (i) the date on which the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period commencing at least 150 days after the Closing or (ii) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the Closing that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property. The Private Placement Units, including the Private Placement Warrants and Class A Common Stock issuable upon exercise of the Private Placement Warrants will be locked-up for a period of thirty days following the Closing.

Except as set forth in the Registration Rights and Lock-Up Agreement, Foresight will be required to bear all expenses incurred in connection with the filing of any such registration statements and any such offerings, other than underwriting discounts and commissions on the sale of Registrable Securities, brokerage fees, underwriter marketing costs and, except as specified in the Registration Rights and Lock-Up Agreement, the fees and expenses of counsel to holders of Registrable Securities. The Registration Rights and Lock-Up Agreement also will include customary provisions regarding indemnification and contribution.

Amended and Restated Limited Liability Company Agreement of P3 LLC

On the Closing Date, the Company, P3 LLC and the members of P3 LLC named therein entered into the amended and restated limited liability company agreement (the “P3 LLC A&R LLC Agreement”), which sets forth, among other things, the rights and obligations of the members of P3 LLC after the Closing.

Sole Manager. Under the P3 LLC A&R LLC Agreement, Foresight is the sole manager of P3 LLC. As the sole manager, Foresight will generally be able to control all of the day-to-day business affairs and decision-making of P3 LLC without the approval of any member of P3 LLC, unless otherwise stated in the P3 LLC A&R LLC Agreement. As the sole manager of P3 LLC, Foresight, through its officers and directors, will be responsible for all operational and administrative decisions of P3 LLC and the day-to-day management of P3 LLC’s business. Pursuant to the terms of the P3 LLC A&R LLC Agreement, Foresight cannot be removed or replaced as the sole manager of P3 LLC except by its resignation, which may be given at any time by written notice to the other members of P3 LLC.

Compensation, Expenses. Foresight will not be entitled to compensation for its services as the manager of P3 LLC except as expressly provided for in the P3 LLC A&R LLC Agreement. Foresight will be entitled to reimbursement by P3 LLC for reasonable out-of-pocket expenses incurred on behalf of P3 LLC, including all expenses associated with Foresight being a public company and maintaining its corporate existence.

Distributions. The P3 LLC A&R LLC Agreement will require tax distributions to be made by P3 LLC to its members on a pro rata basis, except to the extent such distributions would render P3 LLC insolvent or are otherwise prohibited by law. Tax distributions will be made on a quarterly basis, to each member of P3 LLC, including Foresight, based on such member’s allocable share of the taxable income of P3 LLC and an assumed tax rate that will be determined by Foresight, as described below. The assumed tax rate for purposes of determining tax distributions from P3 LLC to its members will be the highest combined federal, state, and local tax rate that may potentially apply to a corporate or individual taxpayer (whichever is higher) resident in New York City, New York, taking into account certain assumptions and without regard to the actual final tax liability of any such member. The P3 LLC A&R LLC Agreement will also allow for cash distributions to be made by P3 LLC (subject to Foresight’s discretion as the sole manager of P3 LLC) to its members on a pro rata basis out of cash available for distribution in accordance with the P3 LLC A&R LLC Agreement. P3 LLC may make distributions out of distributable cash periodically and as necessary to enable the Company to cover Foresight’s operating expenses and other obligations, including tax liability and other obligations under the Tax Receivable Agreement, except to the extent such distributions would render P3 LLC insolvent or are otherwise prohibited by law.

Transfer Restrictions. The P3 LLC A&R LLC Agreement generally will not permit transfers of P3 LLC Units by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and other limited exceptions. The P3 LLC A&R LLC Agreement may impose additional restrictions on transfers (including on exchanges of P3 LLC Units and Class V Common Stock for Class A Common Stock) that are necessary or advisable so that P3 LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the P3 LLC A&R LLC Agreement, the transferring member will be required to simultaneously transfer shares of Class V Common Stock held by such transferring member to such transferee equal to the number of P3 LLC Units that were transferred to such transferee in such permitted transfer.

The P3 LLC A&R LLC Agreement permits holders of P3 LLC Units to participate in a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to Class A Common Stock that is approved by the Company’s board of directors by delivering a participation redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such transaction.

Permitted transferees of P3 LLC Units will be required to assume all of the obligations of a transferring member with respect to the transferred P3 LLC Units by executing a joinder to the P3 LLC A&R LLC Agreement, and such transferee shall be bound by any limitations and obligations under the P3 LLC A&R LLC Agreement.

Maintenance of One-to-One Ratios. The P3 LLC A&R LLC Agreement includes provisions intended to ensure that Foresight at all time maintains (i) a one-to-one ratio between the number of P3 LLC Units owned, directly or indirectly, by Foresight and the aggregate number of shares of Class A Common Stock issued and outstanding, and (ii) a one-to-one ratio between the aggregate number of P3 LLC Units owned, directly or indirectly, by the members of P3 LLC (other than Foresight and its subsidiaries) and the number of shares of Class V Common Stock issued and outstanding. These ratio requirements disregard (1) shares of Class A Common Stock issuable under unvested equity incentive awards granted by Foresight, (2) treasury stock, and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by Foresight that are convertible into or exercisable or exchangeable for shares of Class A Common Stock, except to the extent Foresight has contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of P3 LLC.

Excluding certain warrants, options or similar instruments granted pursuant to any equity plan or stock option plan in effect on, or adopted after, the date of the P3 LLC A&R LLC Agreement by P3 LLC or Foresight, in the event any holder of Foresight Warrants exercises a Foresight Warrant, then Foresight will cause a corresponding exercise of a warrant to purchase P3 LLC Units with similar terms held by Foresight, such that the number of shares of Class A Common Stock issued in connection with the exercise of such Foresight Warrants will be matched with a corresponding number of P3 LLC Units issued by P3 LLC to Foresight. In the event that a Foresight Warrant is redeemed, P3 LLC will redeem a warrant to purchase P3 LLC Units with similar terms held by Foresight.

Issuance of P3 LLC Units upon Exercise of Options or Issuance of Other Equity Compensation. Subject to the finalization of Foresight’s post-Closing equity incentive plan, the P3 LLC A&R LLC Agreement contemplates the manner in which various types of equity incentive awards will be treated by Foresight and P3 LLC.

Dissolution. The P3 LLC A&R LLC Agreement provides that the consent of Foresight, as the manager of P3 LLC, and members holding a majority of the P3 LLC Units then outstanding (excluding P3 LLC Units held directly or indirectly by Foresight) will be required to voluntarily dissolve P3 LLC. In addition to a voluntary dissolution, P3 LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up P3 LLC; (2) second, to pay debts, liabilities and obligations owed to creditors of P3 LLC other than members; (3) third, to pay debts, liabilities and obligations owed to the members (other than payments or distributions owed to the members in their capacity as such pursuant to the P3 LLC A&R LLC Agreement); and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in P3 LLC (as determined based on the number of P3 LLC Units held by a member relative to the aggregate number of all outstanding P3 LLC Units).

Fiduciary Duties; Indemnification. The P3 LLC A&R LLC Agreement will provide (i) that the manager of P3 LLC will owe P3 LLC and its members the same fiduciary duties as the manager would owe to a Delaware corporation and its stockholders if such manager were a member of the board of directors of such corporation, and (ii) that the officers of P3 LLC will owe P3 LLC and its members duties of the type owed by the officers of a Delaware corporation to such corporation and its stockholders. The P3 LLC A&R LLC Agreement will also provide for indemnification to the fullest extent permitted by law of (1) the manager (and its directors, officers, employees and agents), (2) officers, employees and agents of P3 LLC and (3) persons serving at P3 LLC’s request as a manager, officer, director, employee or agent of another entity, in each case, subject to certain exceptions, including in the case of fraud, willful misconduct, knowing violations of law and breaches of representations, warranties or covenants under the P3 LLC A&R LLC Agreement.

P3 LLC Unit Exchange Right. The P3 LLC A&R LLC Agreement provides a redemption right to the members of P3 LLC (other than Foresight and its subsidiaries) which entitles them to have their P3 LLC Units redeemed for, at Foresight’s election, newly-issued shares of Class A Common Stock on a one-for-one basis, or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each P3 LLC Unit so redeemed. As holders of P3 LLC Units exercise their redemption rights, Foresight’s economic interest in P3 LLC will be correspondingly increased and the number of shares of Class V Common Stock outstanding will be correspondingly reduced.

Each member’s (other than Foresight and its subsidiaries) redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of Class A Common Stock that may be applicable to such member, and may be conditioned on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed redemption.

Whether by redemption or exchange, Foresight is obligated to ensure that at all times the number of P3 LLC Units that Foresight owns equals the number of outstanding shares of Class A Common Stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Tax Receivable Agreement

In connection with the Transaction, on the Closing Date, the Company, certain members of P3 LLC, P3 LLC and the other TRA Holders (as defined in the Tax Receivable Agreement) entered into a tax receivable agreement (the “Tax Receivable Agreement”).

The Company expects to obtain an increase in its proportionate share of the tax basis of the assets of P3 LLC (1) as a result of the purchase of P3 Existing Units from the P3 Equityholders in connection with the Business Combinations, (2) if and when (as described above under “—Amended and Restated Limited Liability Company Agreement of P3 LLC”) the P3 Equityholders receive shares of Class A Common Stock or cash in connection with any future redemption or exchange of P3 LLC Units pursuant to the P3 LLC A&R LLC Agreement and (3) transactions pursuant to the Merger Agreement that result in a basis adjustment and in connection with certain distributions (or deemed distributions) by P3 LLC (any such basis increase, the “Basis Adjustments”). The parties intend to treat the purchase of P3 Existing Units described in clause (1) and any such redemption or exchange of P3 LLC Units described in clause (2) above as a direct purchase by the Company of P3 Existing Units and P3 LLC Units, as applicable, from the P3 Equityholders for U.S. federal income and other applicable tax purposes, regardless of whether such P3 Existing Units or P3 LLC Units are surrendered by the P3 Equityholders to P3 LLC or sold to the Company upon the exercise of its election to acquire P3 LLC Units directly. A Basis Adjustment may have the effect of increasing (for income tax purposes) depreciation and amortization deductions allocable to the Company and thereby reducing the amounts otherwise payable in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

The Tax Receivable Agreement will provide for the payment by the Company to the P3 Equityholders of 85% of the amount of tax benefits, if any, that are actually realized, or in some circumstances are deemed to realize, as a result of the transactions described above, including tax benefits attributable to payments made under the Tax Receivable Agreement (such as deductions attributable to imputed interest deemed paid pursuant to the Tax Receivable Agreement). P3 LLC will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of P3 LLC Units for shares of Class A Common Stock or cash occurs. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either P3 LLC or the Company by the P3 Equityholders. The rights of the P3 Equityholders under the Tax Receivable Agreement are assignable to transferees, including transferees of the P3 LLC Units (other than the Company or P3 LLC as transferee pursuant to subsequent redemptions or exchanges of the transferred P3 LLC Units).

Decisions made by the Company with respect to mergers, asset sales, other forms of business combinations, or other changes in control, may influence the timing and amount of payments that are received by the P3 Equityholders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing actual income tax liability (subject to certain assumptions relating to state and local income taxes) to the amount of such taxes that the Company would have been required to pay had there been no Basis Adjustments and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each of the Company’s taxable years, beginning with the first taxable year ending after the Business Combinations. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be voluntarily terminated by the Company pursuant to an early termination procedure and shall be terminated upon the occurrence of certain mergers, asset sales, other forms of business combinations, or other changes of control or material breach of the Company’s material obligations under the Tax Receivable Agreement under certain circumstances, and in each case the Company the Company will be obligated to pay the P3 Equityholders an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments). However, the Company’s ability to make such payment may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which the Company or P3 LLC are then a party, or any applicable law.

The payment obligations under the Tax Receivable Agreement are the Company’s obligations and not of P3 LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, the Company expects that the payments that may be required to be made to the P3 Equityholders will be substantial. Any payments made by the Company to the P3 Equityholders under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to the Company. To the extent that the Company is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 90 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will generally terminate the Tax Receivable Agreement and accelerate payments thereunder, unless the applicable payment is not made because (i) the Company is prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of its indebtedness or (ii) the Company does not have, and despite using commercially reasonable efforts cannot obtain, sufficient funds to make such payment.

The Tax Receivable Agreement provides that if (i) the Company materially breaches any of its material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combinations, or other changes of control were to occur, or (iii) the Company elects an early termination of the Tax Receivable Agreement, then its obligations, or its successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that the Company would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement, and an assumption that, as of the effective date of the acceleration, any P3 Equityholder that has P3 LLC Units that have not been exchanged is deemed to have exchanged such P3 LLC Units for the fair market value of the shares of Class A Common Stock or the amount of cash that would be received by such P3 Equityholder had such P3 LLC Units actually been exchanged on such date, whichever is lower. However, as noted above, the Company’s ability to make such payments may be limited by restrictions on distributions that would either violate any contract or agreement to which the Company or P3 LLC are then a party, or any applicable law.

As a result of the foregoing, the Company would be required to make an immediate cash payment equal to the estimated present value (calculated based on a discount rate equal to 10%) of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of those future tax benefits and, therefore, the Company could be required to make cash payments to the P3 Equityholders that are greater than the specified percentage of the actual benefits the Company ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that the Company determines, and the IRS or another tax authority may challenge all or part of the Basis Adjustments, as well as other related tax positions the Company takes, and a court could sustain any such challenge. If the outcome of any such challenge to any Basis Adjustments or the deduction of imputed interest deemed paid pursuant to the Tax Receivable Agreement would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then the Company will not be permitted to settle or to fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each P3 Equityholder, and any such restrictions will apply for as long as the Tax Receivable Agreement remains in effect. The Company will not be reimbursed for any cash payments previously made to the P3 Equityholders pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by the Company are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by the Company to the P3 Equityholders will be netted against any future cash payments that the Company might otherwise be required to make under the terms of the Tax Receivable Agreement. However, the Company might not determine that the Company has effectively made an excess cash payment to the P3 Equityholders for a number of years following the initial time of such payment. As a result, it is possible that the Company could make cash payments under the Tax Receivable Agreement that are substantially greater than its actual cash tax savings.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of the Company’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at LIBOR (or alternate replacement rate) plus 500 basis points until such payments are made, including any late payments that the Company may subsequently make because it maynot have enough available cash to satisfy payment obligations at the time at which they originally arose or were prohibited from making such payments under the terms governing certain of indebtedness (although such payments are not considered late payments and therefore would accrue interest at the lower interest if the Company makes such payments promptly after such limitations are removed). Subject to certain exceptions as noted above, failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 90 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement under certain circumstances, in which case, the Tax Receivable Agreement will terminate and future payments thereunder will be accelerated, as noted above.

Escrow Agreement

On December 3, 2021, the Company entered into an escrow agreement (the “Escrow Agreement”) among the Company, P3 Health Group Holdings, P3 LLC, Hudson Vegas Investment SPV, LLC (the “Class D Member”), Mary Tolan and Sherif Abdou (the “Unitholder Representatives”) and PNC Bank, N.A. (“Escrow Agent”). Pursuant to the Escrow Agreement, certain of the consideration for the Business Combinations was set aside in an escrow until resolution of the disputes described below.

At Closing, (i) cash, certain units of P3 LLC (“P3 LLC Units”) and shares of Class V Common Stock and Class A Common Stock were placed in escrow, to be allocated upon resolution of the dispute regarding the Class D purchase option described below (the “Class D Dispute”), and (ii) the Reporting Persons (the “Contributing P3 Equityholders”) contributed cash, and Hudson contributed P3 LLC Units and shares of Class V Common Stock, into escrow, to be allocated upon resolution of a dispute regarding Hudson’s right to a preference on the cash portion of the Merger consideration (the “Cash Preference Dispute”). If the Class D Dispute is (i) resolved in favor of Hudson, Hudson will receive cash, the P3 LLC Units and shares of Class V Common Stock escrowed for the Class D Dispute and the shares of Class A Common Stock escrowed for the Class D Dispute will be retired or (ii) resolved in favor of the former members of P3 Health Group Holdings (other than Hudson), the former members of P3 Health Group Holdings (including Hudson) will receive cash, the P3 LLC Units and Class V Common Stock or shares of Class A Common Stock, as applicable, escrowed for the Class D Dispute. If the Cash Preference Dispute is (i) resolved in favor of Hudson, the Contributing P3 Equityholders will receive the P3 LLC Units and shares of Class V Common Stock escrowed for the Cash Preference Dispute or shares of Class A Common Stock, as applicable, and Hudson will receive cash, or (ii) resolved in favor of the former members of P3 Health Group Holdings (other than Hudson), Hudson will receive the P3 LLC Units and shares of Class V Common Stock escrowed for the Cash Preference Dispute and the Contributing P3 Equityholders will receive cash.

In the Escrow Agreement, the parties authorized the Unitholder Representatives to direct the voting power of any of the securities in escrow, as applicable, on any matter put to a vote of the applicable securityholders in accordance with the proportional vote totals that such matter received by all voting securities other than those in escrow.

Class D Dispute

On June 11, 2021, Hudson Vegas Investment SPV, LLC (“Hudson”), a holder of P3’s Class D Units, filed an action in the Delaware Court of Chancery captioned Hudson Vegas Investments SPV, LLC v. Chicago Pacific Founders Fund, L.P., et al., C.A. No. 2021-0518-JTL (the “Hudson Action”), in which it challenged the Business Combinations. Specifically, Hudson purports to assert claims against P3, the members of the P3 Board of Managers, certain of its officers and Founders Fund LP for breach of P3’s Existing LLC Agreement (against P3 and Founders Fund LP), breach of fiduciary duty (against certain of P3’s officers) and breach of alleged contractual standards of conduct (against the P3 Board of Managers) in connection with the process leading up to, and approval of, the Business Combinations. In the Hudson Action, Hudson sought to enjoin the consummation of the Business Combinations, and seeks a declaration that the Business Combinations violate its rights under the P3 Existing LLC Agreement, a declaration that the members of the P3 Board of Managers and certain of P3’s officers breached their fiduciary duties, and money damages including attorneys’ fees.

On June 13, 2021, P3 filed an action in the Delaware Court of Chancery captioned P3 Health Group Holdings, L.L.C. v. Hudson Vegas Investment SPV, LLC , C.A. No. 2021-0519-JTL (the “P3 Action”). In the P3 Action, P3 seeks: (i) a declaration that the Business Combinations do not violate Section 3.10 of P3’s Existing LLC Agreement; and (ii) reformation of a provision of P3’s Existing LLC Agreement. The P3 Action was consolidated with the Hudson Action. The combined cases are captioned In re P3 Health Group Holdings, L.L.C, C.A. No. 2021-0518-JTL.

On June 22, 2021, Hudson filed a motion for expedited proceedings in the Hudson Action in which it sought expedited discovery and a hearing on its motion for preliminary injunction to enjoin the consummation of the Business Combinations. The defendants in the Hudson Action determined not to oppose Hudson’s motion for expedited proceedings and engaged in expedited discovery in advance of a preliminary injunction hearing that took place September 9, 2021.

On September 14, 2021, the Court of Chancery issued an oral ruling denying Hudson’s motion for preliminary injunction due to the lack of probability of success on the merits or, with respect to the Purchase Option only, lack of a showing of irreparable harm based on the condition that the escrow described below be created. In its ruling, the Court held that Hudson had not demonstrated a reasonable probability of success on its claims, with the exception of its claim that it has an option to purchase additional equity interests in P3 in connection with the pending transaction with Foresight (the “Purchase Option”). With respect to the Purchase Option claim, the Court declined to address the merits and instead denied Hudson’s motion on the basis of no irreparable harm subject to the condition that Defendants memorialize their commitment to escrow, pending final resolution of this action, the consideration Hudson would be entitled to receive if it is determined that the Purchase Option can be validly exercised, in a stipulation filed with the Court. On September 17, 2021, Defendants filed a stipulation and proposed order regarding escrow which confirmed their commitment to do so and to cause the Payment Spreadsheet (as that terms is defined in Section 2.01(f) of the Merger Agreement) to provide that such consideration will be directed to such escrow. The Court granted and entered the stipulation and proposed order on September 17, 2021.

P3 has agreed to indemnify Foresight from and after the signing of the Merger Agreement until the Closing, and Founders Fund LP and Leavitt have agreed to indemnify the Company and P3 LLC following the Closing, for any damages, including reasonable attorney’s fees, arising out of matters relating to a dispute with Hudson.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1

Agreement and Plan of Merger, dated as of May 25, 2021, by and between Foresight, P3 Health Group Holdings, LLC, FAC Merger Sub LLC (incorporated by reference to Exhibit 2.1 to the P3 Health Partners Inc.’s (the “Issuer”) Current Report on Form 8-K filed on June 1, 2021).

99.2

Transaction and Combination Agreement, dated as of May 25, 2021, by and among Foresight, the Merger Corps, the Blockers, Splitter and the Blocker Sellers (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on June 1, 2021).

99.3	First Amendment to Merger Agreement, dated as of November 21, 2021, by and among Foresight, Merger Sub and P3 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 22, 2021).

99.4	Second Amendment, dated as of December 3, 2021, to the Agreement and Plan of Merger, dated as of May 25, 2021, by and among Foresight Acquisition Corp. (“Foresight”), FAC Merger Sub LLC and P3 Health Group Holdings, LLC. (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

99.5	The First Amendment to the Transaction and Combination Agreement between Foresight, the Merger Corps, the Blockers, Splitter and the Blocker Sellers (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

99.6	P3 Health Group, LLC Amended and Restated Limited Liability Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC, the registrant and each of the other members party thereto. (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

99.7	Tax Receivable Agreement, dated as of December 3, 2021, by and among P3 Health Group, LLC and the members of P3 Health Group, LLC from time to time party thereto. (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

99.8	Escrow Agreement, dated as of December 3, 2021, by and among the Company, P3 Health Group Holdings, LLC, P3 Health Group LLC, Hudson Vegas Investment SPV, LLC, Mary Tolan and Sherif Abdou, as unitholder representatives and PNC Bank, N.A. (incorporated by reference to Exhibit 10.18 to the Issuer’s Current Report on Form 8-K filed on December 9, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2021	CHICAGO PACIFIC FOUNDERS UGP, LLC

	By:	/s/ Michael J. Wilson
	Name:	Michael J. Wilson
	Title:	Authorized Signatory

CHICAGO PACIFIC FOUNDERS GP, L.P.

	By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

	By:	/s/ Michael J. Wilson
	Name:	Michael J. Wilson
	Title:	Authorized Signatory

CHICAGO PACIFIC FOUNDERS FUND, L.P.

By:	CHICAGO PACIFIC FOUNDERS GP, L.P., its general partner
By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory

CHICAGO PACIFIC FOUNDERS FUND-A, L.P.

By:	CHICAGO PACIFIC FOUNDERS GP, L.P., its general partner
By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory

CHICAGO PACIFIC FOUNDERS FUND-B, L.P.

By:	CHICAGO PACIFIC FOUNDERS GP, L.P., its general partner
By:	CHICAGO PACIFIC FOUNDERS UGP, LLC, its general partner

By:	/s/ Michael J. Wilson
Name:	Michael J. Wilson
Title:	Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).